UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Extends Use of Tillerstack’s Orsa+ AI Software and Plans Healthcare Teaching Applications Combined with Stacklens™ Smart Glasses
99.2	ZenaTech Details ZenaWorx Drone-Based Construction Intelligence Platform Targeting AI Data Center Development
99.3	ZenaTech Unveils its Proprietary AI Software Suite Designed to Accelerate Land Survey Delivery for Drone as a Service Commercial, Municipal and Infrastructure Clients
99.4	ZenaTech Targets Adjusted EBITDA Breakeven in 2027 Following 425% First-Half Revenue Growth

INCORPORATION BY REFERENCE

The information contained in Exhibit 99.4 of this Form 6-K shall be deemed filed with the US Securities and Exchange Commission (“SEC”) solely for the purposes of incorporation by reference into and as part of the Registration Statement on Form F-3/A (No. 333-293356) on file with and declared effective by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2026

ZENATECH, INC.

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer